Appendix 2A - Application for quotation of securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Friday August 22, 2025

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security		Number of +securities to
code	Security description	be quoted	Issue date

NVX	ORDINARY FULLY PAID	3,661,097	22/08/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

22/8/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX ("existing class")

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Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class FROM (Existing Class)

ASX +security code and description

NVXAH : CONVERTIBLE DEBENTURES

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted 1,000,000	The first date the options were exercised or other +convertible securities were converted 22/8/2025	The last date the options were exercised or other +convertible securities were converted 22/8/2025

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

Issue date

22/8/2025

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

3,661,097

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued on the conversion of convertible debentures.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.424900

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	647,376,043

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	28,888,906

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAB : SHARE RIGHTS	1,008,567

NVXAL : CONVERTIBLE NOTES	45,221,586

NVXAH : CONVERTIBLE DEBENTURES	21,750,000

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